Mail Stop 4561

August 14, 2008

VIA USMAIL and FAX 011-(852)-3585-3399

Ms. Xiao Zhen Li
Chief Financial Officer
Wealthcraft Systems, Inc.
Unit A, 9/F On Hing Building
1 On Hing Terrace, Central Hong Kong SAR

     Re: Wealthcraft Systems, Inc.
             Form 10-KSB for the Year Ended December 31, 2007
             File Nos. 000-51575

Dear Ms. Xiao Zhen Li:

     We have reviewed your response letter dated July 30, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FILED ON JULY 31, 2008

General

1.   We note your attorney has acknowledged the following on your behalf.   However, this acknowledgement must be provided by the company directly.   Please provide, in writing a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A/8T – Controls And Procedures, page 4

2.   We have reviewed your amendment and note your response indicating that management has performed and completed its report on internal control over financial reporting. Your revised disclosures does not comply with all aspects of Item 308T(a) of Regulation S-B. Please revise your disclosures to provide the following:

  ▪ A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.
  ▪ A statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting.   Framework should be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.   Reference *Release No. 33-8238*: "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports".
  ▪ A discussion regarding your assessment of the internal control over financial reporting as of the end of your most recent fiscal year and a statement as to whether or not internal control over financial reporting is effective.   This discussion must include disclosure of any material weaknesses in the internal control over financial reporting identified by management.

3.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief